Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company ANNOUNCEMENT TO THE MARKET Conference Call of the 2nd quarter 2016 Result In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company is to hold a conference call today, August 03, 2016, of the second quarter 2016 result. The information and forecasts presented are based on information available up to the time of the event and involve risks, uncertainties and assumptions that may be beyond our control. We wish to inform that with respect to the public conference call, Itaú Unibanco Holding provides: Prior to the scheduled starting time (09:30 a.m. in Portuguese and 11:00 a.m. in English): o The slides to be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to BM&FBovespa); Following the scheduled end to the call (11:00 a.m. in Portuguese and 12:30 p.m. in English): o Audio replay by calling 5511 31931012 or 5511 28204012, the passwords being 1974406# (Portuguese) and 3452156# (English). The replay will be available immediately following the call until August 09, 2016; o The audio format in the Investor Relations site within two hours; and o The transcription of the audio replays within a period of five days after the call. The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements. São Paulo, August 03, 2016. MARCELO KOPEL Investor Relations Officer

2nd quarter 2016 – Earnings Review Conference Call Eduardo Mazzilli de Vassimon Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer

Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder, with a 33.58% ownership of the new bank’s total capital. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company. Itaú Unibanco Holding S.A. 2

Highlights

Recurring Net Income

R$5.6 billion — Consolidated
- ▲ + 8.0% (2Q16/1Q16)
- ▼ - 9.1% (2Q16/2Q15)

R$5.2 billion — Brazil
- ▲ + 3.9% (2Q16/1Q16)
- ▼ - 10.3% (2Q16/2Q15)

Recurring ROE (p.a.)

20.6% — Consolidated
- ▲ + 100 bps (2Q16/1Q16)
- ▼ - 420 bps (2Q16/2Q15)

21.1% — Brazil
- ▲ + 40 bps (2Q16/1Q16)
- ▼ - 400 bps (2Q16/2Q15)

Credit Quality (June/16)

NPL 90 3.6% — Consolidated
- ▲ + 10 bps (2Q16/1Q16)
- ▲ + 60 bps (2Q16/2Q15)

NPL 90 4.5% — Brazil
- ▲ + 10 bps (2Q16/1Q16)
- ▲ + 90 bps (2Q16/2Q15)

	2Q16 / 1Q16	2Q16 / 2Q15
Financial Margin with Clients:	▼ - 3.9%	▼ - 3.8%
Financial Margin with Clients - Brazil:	▼ - 2.9%	▼ - 2.2%
Financial Margin with the Market:	▼ - 12.5%	▼ - 2.6%
Financial Margin with the Market - Brazil:	▼ - 24.0%	▼ - 10.1%
Provision for Loan Losses:	▼ - 19.0%	▲ + 9.9%
Provision for Loan Losses - Brazil:	▼ - 15.7%	▲ + 10.5%
Fees and Result from Insurance[1]:	▲ + 5.6%	▲ + 8.4%
Fees and Result from Insurance[1] - Brazil:	▲ + 4.4%	▲ + 7.8%
Non-Interest Expenses:	▲ + 4.6%	▲ + 8.0%
Non-Interest Expenses - Brazil:	▲ + 5.7%	▲ + 6.7%
Efficiency Ratio:	▲ + 270 bps	▲ + 350 bps
Efficiency Ratio - Brazil:	▲ + 320 bps	▲ + 260 bps
Credit Portfolio (Endorsements and Sureties):	▼ - 4.5%	▼ - 5.4%
Credit Portfolio (Endorsements and Sureties) - Brazil:	▼ - 3.4%	▼ - 7.5%

[1] Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses.
Note: Results from Brazil consider units abroad ex-Latin America.

3

Recurring ROE / Recurring ROA Consolidated ROE / ROA 24.7% 24.9% 24.5% 24.8% 24.1% 22.1% 20.6% 19.6% 1.8% 1.8% 1.7% 1.8% 1.8% 1.6% 1.6% 1.4% 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quartely) Brazil ROE1 25.5% 25.5% 25.4% 25.1% 24.2% 22.8% 20.7% 21.1% 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Annualized Recurring Return on Average Equity (quarterly) 3 Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 4

Results

Itaú

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change	
Operating Revenues	**26,478**	**26,884**	**(405)**	**-1.5%**	**26,532**	**(53)**	**-0.2%**	**53,362**	**52,491**	**871**	**1.7%**
Managerial Financial Margin	16,588	17,412	(824)	-4.7%	17,229	(641)	-3.7%	34,000	34,037	(36)	-0.1%
Financial Margin with Clients	15,068	15,675	(607)	-3.9%	15,668	(600)	-3.8%	30,743	30,604	138	0.5%
Financial Margin with the Market	1,520	1,737	(217)	-12.5%	1,561	(41)	-2.6%	3,258	3,432	(175)	-5.1%
Commissions and Fees	7,816	7,331	486	6.6%	7,105	711	10.0%	15,147	14,141	1,006	7.1%
Result from Insurance [1]	2,074	2,141	(67)	-3.1%	2,198	(123)	-5.6%	4,215	4,314	(99)	-2.3%
Result from Loan Losses	**(5,365)**	**(6,973)**	**1,608**	**-23.1%**	**(4,605)**	**(760)**	**16.5%**	**(12,338)**	**(9,238)**	**(3,101)**	**33.6%**
Provision for Loan Losses	(6,337)	(7,824)	1,487	-19.0%	(5,768)	(569)	9.9%	(14,161)	(11,482)	(2,679)	23.3%
Recovery of Loans Written Off as Losses	972	851	121	14.3%	1,163	(191)	-16.4%	1,823	2,244	(422)	-18.8%
Retained Claims	**(352)**	**(394)**	**42**	**-10.7%**	**(385)**	**33**	**-8.5%**	**(746)**	**(753)**	**7**	**-0.9%**
Operating Margin	**20,761**	**19,516**	**1,245**	**6.4%**	**21,541**	**(780)**	**-3.6%**	**40,277**	**42,500**	**(2,223)**	**-5.2%**
Other Operating Income/(Expenses)	**(13,093)**	**(12,620)**	**(472)**	**3.7%**	**(12,279)**	**(813)**	**6.6%**	**(25,713)**	**(24,431)**	**(1,282)**	**5.2%**
Non-interest Expenses	(11,415)	(10,909)	(505)	4.6%	(10,566)	(848)	8.0%	(22,324)	(20,997)	(1,327)	6.3%
Tax Expenses and Other [2]	(1,678)	(1,711)	33	-1.9%	(1,713)	35	-2.0%	(3,389)	(3,434)	45	-1.3%
Income before Tax and Minority Interests	**7,669**	**6,896**	**773**	**11.2%**	**9,262**	**(1,594)**	**-17.2%**	**14,564**	**18,069**	**(3,505)**	**-19.4%**
Income Tax and Social Contribution	**(1,899)**	**(1,739)**	**(159)**	**9.2%**	**(2,733)**	**834**	**-30.5%**	**(3,638)**	**(5,408)**	**1,770**	**-32.7%**
Minority Interests in Subsidiaries	**(195)**	**6**	**(201)**	**-**	**(396)**	**201**	**-50.7%**	**(189)**	**(703)**	**514**	**-73.1%**
Recurring Net Income	**5,575**	**5,162**	**413**	**8.0%**	**6,134**	**(559)**	**-9.1%**	**10,737**	**11,958**	**(1,220)**	**-10.2%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

5

Results – Brazil and Latin America

Itaú

In R$ millions	2Q16			1Q16			change		
	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)	Consolidated	Brazil [1]	Latin America (ex-Brazil)
Operating Revenues	**26,478**	**23,972**	**2,507**	**26,884**	**24,470**	**2,413**	**-1.5%**	**-2.0%**	**3.9%**
Managerial Financial Margin	16,588	14,835	1,753	17,412	15,624	1,788	-4.7%	-5.1%	-1.9%
Financial Margin with Clients	15,068	13,607	1,461	15,675	14,010	1,665	-3.9%	-2.9%	-12.3%
Financial Margin with the Market	1,520	1,228	293	1,737	1,615	122	-12.5%	-24.0%	139.4%
Commissions and Fees	7,816	7,094	722	7,331	6,743	588	6.6%	5.2%	22.8%
Result from Insurance [2]	2,074	2,042	32	2,141	2,103	38	-3.1%	-2.9%	-16.7%
Result from Loan Losses	**(5,365)**	**(5,015)**	**(351)**	**(6,973)**	**(6,237)**	**(736)**	**-23.1%**	**-19.6%**	**-52.4%**
Provision for Loan Losses	(6,337)	(5,941)	(396)	(7,824)	(7,051)	(772)	-19.0%	-15.7%	-48.7%
Recovery of Loans Written Off as Losses	972	927	45	851	814	37	14.3%	13.8%	24.0%
Retained Claims	**(352)**	**(344)**	**(8)**	**(394)**	**(384)**	**(11)**	**-10.7%**	**-10.3%**	**-25.7%**
Other Operating Expenses	**(13,093)**	**(11,464)**	**(1,629)**	**(12,620)**	**(10,982)**	**(1,639)**	**3.7%**	**4.4%**	**-0.6%**
Non-interest Expenses	(11,415)	(9,828)	(1,587)	(10,909)	(9,294)	(1,615)	4.6%	5.7%	-1.8%
Tax Expenses and Other [3]	(1,678)	(1,636)	(42)	(1,711)	(1,688)	(24)	-1.9%	-3.1%	77.9%
Income before Tax and Minority Interests	**7,669**	**7,149**	**520**	**6,896**	**6,868**	**28**	**11.2%**	**4.1%**	**-**
Income Tax and Social Contribution	**(1,899)**	**(1,857)**	**(42)**	**(1,739)**	**(1,776)**	**36**	**9.2%**	**4.6%**	**-216.1%**
Minority Interests in Subsidiaries	**(195)**	**(69)**	**(126)**	**6**	**(64)**	**70**	**-**	**7.3%**	**-280.1%**
Recurring Net Income	**5,575**	**5,223**	**352**	**5,162**	**5,028**	**134**	**8.0%**	**3.9%**	**161.7%**

[1] Includes units abroad ex-Latin America.
[2] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[3] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.
Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.
6

Credit and Trading & Insurance and Services2Q16 1Q16 change Insurance Excess Insurance Excess Insurance Excess Consolidated Credit and Consolidated Credit and Consolidated Credit and In R$ billions Trading and Services Capital Trading and Services Capital Trading and Services Capital Operating Revenues 26.5 14.5 11.5 0.5 26.9 15.7 11.0 0.2 -1.5% -8.0% 4.5% 184.2%Managerial Financial Margin 16.6 12.0 4.0 0.5 17.4 13.4 3.9 0.2 -4.7% -10.1% 4.4% 184.2%Commissions and Fees 7.8 2.5 5.4 - 7.3 2.4 5.0 - 6.6% 3.8% 8.0% -Result from Insurance 2.1 - 2.1 - 2.1 - 2.1 - -3.1% - -3.1% -Result from Loan Losses (5.4) (5.4) - - (7.0) (7.0) - - -23.1% -23.1% - -Retained Claims (0.4) - (0.4) - (0.4) - (0.4) - -10.7% - -10.7% - Non-interest Expenses and (13.3) (6.7) (6.6) (0.0) (12.6) (6.2) (6.4) (0.0) 5.3% 8.3% 2.2% 184.2% Other Expenses Recurring Net Income 5.6 1.8 3.4 0.4 5.2 2.0 3.0 0.2 8.0% -9.2% 11.1% 170.0%Regulatory Capital 110.6 56.1 37.1 17.4 106.6 64.8 35.4 6.4 3.7% -13.5% 4.9% 169.9%Recurring Return 20.6% 12.9% 36.1% 9.5% 19.6% 12.3% 34.1% 9.5% 100 bps 60 bps 200 bps 0 bpsItaú Unibanco Holding S.A. 7

Credit PortfolioIn R$ millions, end of period 2Q16 1Q16 change 2Q15 change Individuals 182,626 184,226 -0.9% 187,318 -2.5% Credit Card Loans 54,455 54,867 -0.8% 56,247 -3.2% Personal Loans 28,703 29,159 -1.6% 30,016 -4.4% Payroll Loans 46,489 46,742 -0.5% 45,517 2.1% Vehicle Loans 16,700 18,105 -7.8% 23,786 -29.8% Mortgage Loans 36,280 35,353 2.6% 31,753 14.3% Companies 251,136 264,896 -5.2% 285,121 -11.9% Corporate Loans 188,897 199,273 -5.2% 214,687 -12.0% Consolidated Very Small, Small and Middle Market Loans 62,239 65,622 -5.2% 70,434 -11.6% Latin America 139,241 151,583 -8.1% 135,845 2.5% Total with Endorsements and Sureties 573,003 600,705 -4.6% 608,285 -5.8% Corporate - Private Securities 35,603 36,768 -3.2% 34,850 2.2% Total with Endorsements, Sureties and Private Securities 608,606 637,472 -4.5% 643,134 -5.4% Total with Endorsements, Sureties and Private Securities 608,606 618,332 -1.6% 642,008 -5.2% (ex-foreign exchange rate variation)5% 20% 1% 31% 4% Latin America Breakdown 69% 5% 65% Individuals Companies Argentina Chile Uruguay Paraguay Colombia Panama Itaú Unibanco Holding S.A. 8

Loan Portfolio Mix Change 3 (%) Itaú Unibanco’s share in Latin America businesses Consolidated Jun-16 23.0 11.9 3.4 10.9 5.7 9.5 9.3 26.4 12.3 Jun-16 31.3 16.1 4.6 14.9 7.7 12.8 12.7 Jun-15 34.2 16.6 5.9 14.0 7.4 10.6 11.3 Brazil 2 Jun-14 33.1 18.2 9.1 14.4 7.6 9.7 8.0 Jun-13 31.9 21.1 13.2 12.1 7.8 8.6 5.4 Jun-12 29.0 23.8 17.1 11.1 8.5 6.9 3.5 Corporate Very Small, Small and Middle Market Vehicles Credit Card Personal Loans Latin America 3 Mortgage Loans Payroll Loans 3 Does not include endorsements and sureties; 2 includes units abroad ex-Latin America; 3 excludes Brazil. Itaú Unibanco Holding S.A. 9

Financial Margin | Annualized average rate 14.0% 14.1% 14.1% 14.1% 13.1% 12.1% Ex-Securities Impairment 11.1% 11.0% 11.1% 10.8% 10.8% 10.8% 10.9% 10.9% 11.4% 10.5% 10.6% 10.7% 10.8% 10.9% 10.9% 10.8% 11.3% 10.5% 10.4% 10.5% 10.3% 10.0% 10.4% 10.2% 9.8% With CorpBanca 10.2% 9.9% 9.6% 10.0% 7.6% 7.6% 7.8% 7.4% 7.4% 7.5% 7.0% 6.8% 7.4% 7.6% 7.2% 7.1% 7.1% 6.9% 7.1% 6.1% 6.7% 6.8% 6.3% 5.5% 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Annualized average rate of spread-sensitive operations Annualized average rate of financial margin with clients Annualized average rate of risk-adjusted spread-sensitive operations Annualized average rate of risk-adjusted financial margin with clients CDI (annualized quarterly rate) Annualized average rate of financial margin with clients - Including CorpBanca Annualized Average rate of spread-sensitive operations - Including CorpBanca Itaú Unibanco Holding S.A. 10

Financial Margin with the Market In R$ millions 1,682 1,744 1,711 1,701 1,383 1,213 2,276 829 899 1,871 1,737 1,561 1,520 1,269 1,083 1,018 2,069 1,907 1,365 1,615 1,228 974 1,152 1,068 207 293 109 (36) 196 117 122 (50) 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Financial Margin with the Market - Brazil3 Financial Margin with the Market - Latin America2 1-year moving average of Financial Margin with the Market 3 Includes units abroad ex-Latin America; 2 Excludes Brazil. Itaú Unibanco Holding S.A. 11

Credit Quality 90-day NPL Ratio - Consolidated - % 5.6 5.6 5.2 4.9 4.6 4.3 4.4 4.5 4.0 3.8 3.7 3.8 3.9 3.6 3.4 3.3 3.6 4.8 4.8 4.4 4.2 3.9 3.5 3.6 3.3 3.2 3.2 3.5 3.1 3.0 2.9 2.8 3.0 3.0 0.8 0.9 0.8 0.8 0.9 1.1 1.1 1.1 1.2 1.1 1.1 1.1 0.7 0.7 0.7 0.8 0.7 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Total Brazil3 Latin America 90-day NPL Ratio - Brazil 1 - % 8.0 8.1 7.8 7.3 6.8 6.4 6.1 5.8 6.0 6.0 5.8 5.6 5.2 5.4 7.7 7.9 4.9 4.8 4.9 7.3 7.1 6.4 5.8 5.3 5.6 5.9 4.9 4.6 4.4 4.0 4.2 4.7 4.2 4.1 1.8 1.5 1.5 1.6 0.5 0.6 0.6 0.6 0.7 0.8 0.9 1.1 1.1 0.4 0.4 0.4 0.5 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Individuals Corporate Very Small, Small and Middle Market Companies 3 Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 12

Credit Quality 15 to 90-day NPL Ratio - Brazil 1 - % 7.8 7.5 7.0 6.6 6.2 5.6 5.1 4.8 4.9 4.8 4.2 4.3 4.4 4.3 4.2 4.2 4.3 3.9 4.2 4.2 4.2 3.8 3.8 3.9 3.6 3.6 3.6 4.4 3.2 3.6 3.4 3.3 4.1 3.2 3.1 3.1 3.8 2.9 3.0 3.2 Consolidated 2 2.8 3.4 3.1 3.2 3.1 3.2 3.0 2.9 2.7 2.6 2.6 2.6 2.3 1.9 1.4 1.5 1.2 0.7 0.7 0.8 0.8 0.9 0.6 0.6 0.5 0.4 0.3 0.3 0.4 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Brazil3 Individuals Corporate Very Small, Small and Middle Market Companies 3 Includes units abroad ex-Latin America; 2 Refers to Itaú Unibanco’s ratio, which includes operations in Brazil and abroad. Itaú Unibanco Holding S.A. 13

Credit Quality 90-day NPL Ratio and 90-day NPL Ratio Excluding Fully Provisioned Credits - Brazil (%) 5.2 4.9 4.9 5.4 5.8 6.0 5.9 4.8 2.0 1.8 1.9 2.2 2.4 2.4 2.3 2.3 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Individuals Individuals (ex-Fully Provisioned Credits) 2.8 3.0 2.1 2.0 2.1 2.5 2.3 2.2 0.8 0.7 0.7 0.9 1.1 0.5 0.5 0.5 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Companies Companies (ex-Fully Provisioned Credits) NPL Creation In R$ million 6,275 5,700 6,016 5,001 5,479 5,329 4,389 4,624 4,300 4,534 4,252 4,190 3,301 3,308 3,596 3,863 816 990 1,359 1,326 999 1,469 1,059 666 1.5% 1.5% 1.6% 1.7% 1.9% 2.0% 1.9% 1.9% 0.4% 0.5% 0.6% 0.8% 0.7% 0.5% 0.9% 0.7% 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 NPL Creation / Loan portfolio¹ - Wholesale Brazil NPL Creation / Loan portfolio¹ - Retail Brazil NPL Creation - Wholesale Brazil NPL Creation - Retail Brazil NPL Creation - Total (including Latin America) 3 Loan portfolio average balance of the two previous quarters. Itaú Unibanco Holding S.A. 14

Renegotiated Loan Operations Total Renegotiated Portfolio | Breakdown by Days Overdue 1 (in R$ billion) (Data prior to June/16 do not include CorpBanca) Brazil 2 Days overdue: 22.3 22.7 measured at the moment of renegotiation 21.9 23.0 22.7 24.1 20.0 3 17.4 19.4 0.2 0.4 1.4 Latin America 16.6 0.1 0.1 0.1 2.1 2.0 1.9 Write-off 0.1 0.1 1.9 1.9 1.8 5.7 6.0 6.3 6.8 When over 90 days overdue 1.7 1.8 5.3 5.4 5.6 5.4 5.8 6.6 When 31-90 days overdue 5.1 5.2 6.2 6.1 4.8 4.2 3.1 When up to 30 days overdue 2.5 2.6 2.6 2.3 2.2 1.2 1.1 When non-overdue 3.9 3.9 4.4 4.9 5.3 5.4 5.6 5.6 sep-14 dec-14 mar-15 jun-15 sep-15 dec-15 mar-16 jun-16 Delinquency and 90-day NPL Coverage of Total Renegotiated Portfolio 1 (Data prior to June/16 do not include CorpBanca) 182% 184% 195% 187% 198% 187% 184% 210% 21.8% 22.4% 18.8% 18.2% 18.2% 20.4% 20.7% 16.3% 3.8 4.2 4.6 5.0 3.7 3.6 3.7 3.6 0.0 0.1 0.0 0.3 0.0 0.0 0.0 0.0 3.8 3.7 3.6 3.6 3.6 4.1 4.6 4.7 sep-14 dec-14 mar-15 jun-15 sep-15 dec-15 mar-16 jun-16 90-day NPL (R$ billion) - Brazil 2 90-day NPL (R$ billion) - Latin America 3 90-day NPL Coverage - Total Renegotiated Loans Operations 90-day NPL - Total Renegotiated Loans Operations 1 Measured at the moment of renegotiation; 2 Includes units abroad ex-Latin America; 3 Excludes Brazil. Itaú Unibanco Holding S.A. 15

Provision for Loan Losses by Segment In R$ million 7,824 772 6,366 6,337 5,714 5,768 5,997 383 396 4,865 4,828 358 392 399 2,728 1,295 1,362 1,546 323 338 1,892 1,629 915 1,112 4,302 4,621 4,323 4,395 3,628 3,378 3,464 3,747 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil Note: CorpBanca information from the 3Q14 to the 1Q16 refers to the accounting data disclosed. Itaú Unibanco Holding S.A. 16

Coverage Ratio (90-days NPL) 462% 458% 494% 367% 369% 402% 296% 256% 232% 216% 212% 208% 215% 201% 206% 215% 204% 194% 199% 192% 188% 210% 213% 187% 185% 182% 178% 209% 174% 172% 181% 181% 169% 172% 164% 164% 166% 164% 160% 159% Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Total Total - Brazil Retail - Brazil Latin America ex-Brazil Wholesale - Brazil Itaú Unibanco Holding S.A. 17

Allowance for Loan Losses by Type of Risk – Brazil 1 In R$ millions Allocation of Allowance for Loan Losses by Type of Risk Regulatory Breakdown 35,185 35,185 33,113 34,859 Expected and/or Complementary Potential Loss Wholesale 8,082 Allowance Related to expected loss in Retail segment 9,650 15,032 14,720 and potential loss in Retail 6,639 14,532 Wholesale segment Potential Generic Allowance Renegotiation and Wholesale 718 2,620 3,338 8,334 overdue loans Related to aggravated risk rating of overdue 8,217 8,807 and renegotiated Retail 1,326 4,143 5,469 7,542 operations Aggravated Non-overdue/ aggravated renegotiations Specific Allowance Overdue operations 1,221 according to the 17,202 Brazilian Central Bank Wholesale 610 1,831 11,610 11,658 Related to minimum 11,039 provision required for Overdue overdue operations Retail 3,141 6,686 9,827 according to CMN Resolution 2,682/1999 Fully Provisioned Dec-15 Mar-16 Jun-16 Jun-16 3 Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 18

Allowance for Loan Losses by Type of Risk – Consolidated In R$ millions Allocation of Allowance for Loan Losses by Type of Risk Regulatory Breakdown CorpBanca 38,241 38,470 38,470 36,035 2,205 Expected and/or Complementary 1,957 Wholesale 9,714 Allowance Potential Loss Related to expected loss in Retail segment 10,224 16,353 and potential loss in Retail 6,639 15,781 Wholesale segment 15,080 Generic Potential Allowance Renegotiation and Wholesale 850 3,271 4,121 overdue loans 9,889 Related to aggravated risk rating of overdue 9,590 Retail 1,326 4,143 5,469 8,340 and renegotiated 7,633 operations Aggravated Non-overdue/ aggravated renegotiations Specific Allowance Overdue operations 1,753 according to the Brazilian Central Bank Wholesale 946 2,699 18,356 12,527 Related to minimum 11,366 11,915 provision required for Overdue overdue operations Retail 3,141 6,686 9,827 according to CMN Resolution 2,682/1999 Fully Provisioned Dec-15 Mar-16 Jun-16 Jun-16 Itaú Unibanco Holding S.A. 19

Provision for Loan Losses and NPL Creation by Segment Retail Banking - Brazil In R$ billions 110% 102% 102% 102% 105% 96% 97% 100% 3.6 3.9 4.3 4.3 4.6 4.5 4.3 4.3 4.4 4.2 3.3 3.4 3.3 3.5 3.6 3.7 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation Wholesale Banking - Brazil In R$ billions 191% 186% 137% 136% 120% 136% 146% 98% 2.7 1.9 1.6 1.4 1.3 1.4 1.5 1.5 1.1 0.9 0.7 1.1 0.8 1.0 1.3 1.0 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation Latin America ex-Brazil 499% In R$ billions 152% 230% 262% 77% 68% 86% 62% 0.3 0.4 0.3 0.5 0.4 0.4 0.4 0.3 0.4 0.6 0.4 0.2 0.8 0.3 0.4 0.1 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation Total 130% 119% In R$ billions 111% 104% 114% 105% 96% 112% 7.8 5.7 5.8 5.5 6.0 6.3 6.4 5.7 6.0 6.3 5.3 4.9 4.4 4.8 4.6 5.0 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Provision for Loan Losses NPL Creation Provision for Loan Losses / NPL Creation Itaú Unibanco Holding S.A. 20

Commissions & Fees and Result from Insurance

Itaú

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change	
Asset Management [1]	741	684	57	8.4%	645	96	14.9%	1,425	1,264	160	12.7%
Current Account Services	1,596	1,545	51	3.3%	1,311	285	21.7%	3,141	2,662	478	18.0%
Credit Operations and Guarantees Provided	793	758	35	4.6%	789	4	0.5%	1,551	1,575	(25)	-1.6%
Collection Services	404	364	40	11.0%	379	26	6.8%	769	738	31	4.2%
Credit Cards	3,016	2,907	109	3.7%	2,840	177	6.2%	5,923	5,643	280	5.0%
Other	544	484	60	12.5%	518	27	5.2%	1,028	1,028	0	0.0%
Latin America (ex-Brazil)	722	588	134	22.8%	625	97	15.6%	1,309	1,230	79	6.4%
Commissions and Fees	**7,816**	**7,331**	**486**	**6.6%**	**7,105**	**711**	**10.0%**	**15,147**	**14,141**	**1,006**	**7.1%**
Result from Insurance, Pension Plan and Premium Bonds	1,560	1,551	9	0.6%	1,544	16	1.0%	3,111	3,026	85	2.8%
Total	**9,376**	**8,882**	**494**	**5.6%**	**8,650**	**727**	**8.4%**	**18,258**	**17,167**	**1,091**	**6.4%**
(-) Result from Other Insurance Activities [2]	94	105	(11)	-10.7%	99	(5)	-5.1%	198	183	15	8.3%
Total excluding Other Insurance Activities [2]	**9,283**	**8,777**	**506**	**5.8%**	**8,551**	**732**	**8.6%**	**18,060**	**16,984**	**1,076**	**6.3%**

[1] Includes fund management fees and consortia management fees.
[2] Other insurance activities include extended warranty, health insurance, other products and our stake in IRB.



8,262
8,448
8,517
8,650
8,827
9,480
8,882
9,376
35.3%
35.1%
33.6%
33.4%
32.0%
34.7%
33.8%
36.1%
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
Commissions and Fees and Result from Insurance Operations*
(Commissions and Fees and Result from Insurance Operations*)/(Financial Margin + Commissions and Fees and Result from Insurance Operations*)

* Insurance Operations include insurance, pension plan and premium bonds.

Itaú Unibanco Holding S.A.

21

Non-Interest Expenses

In R$ millions	2Q16	1Q16	change		2Q15	change		1H16	1H15	change	
Personnel Expenses	(4,609)	(4,359)	(250)	5.7%	(3,997)	(612)	15.3%	(8,967)	(8,183)	(784)	9.6%
Administrative Expenses	(3,993)	(3,694)	(299)	8.1%	(3,982)	(11)	0.3%	(7,687)	(7,608)	(79)	1.0%
Personnel and Administrative Expenses	**(8,602)**	**(8,053)**	**(549)**	**6.8%**	**(7,979)**	**(622)**	**7.8%**	**(16,654)**	**(15,791)**	**(863)**	**5.5%**
Operating Expenses [1]	(1,338)	(1,239)	(99)	8.0%	(1,256)	(81)	6.5%	(2,577)	(2,506)	(71)	2.8%
Other Tax Expenses [2]	(103)	(87)	(16)	17.9%	(45)	(58)	130.4%	(190)	(177)	(14)	7.7%
Latim America (ex-Brazil) [3]	(1,372)	(1,531)	158	-10.3%	(1,286)	(86)	6.7%	(2,903)	(2,523)	(379)	15.0%
Total	**(11,415)**	**(10,909)**	**(505)**	**4.6%**	**(10,566)**	**(848)**	**8.0%**	**(22,324)**	**(20,996)**	**(1,327)**	**6.3%**
(-) Operations Abroad	(1,774)	(1,874)	100	-5.3%	(1,570)	(205)	13.0%	(3,648)	(3,135)	(514)	16.4%
Total (ex-operations abroad)	**(9,640)**	**(9,035)**	**(605)**	**6.7%**	**(8,996)**	**(644)**	**7.2%**	**(18,675)**	**(17,862)**	**(814)**	**4.6%**

[1] Includes expenses from provisions for contingencies, credit card selling expenses, claims and other;
[2] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; [3] Does not considers overhead allocation.

Employees



101,774
100,631
100,143
99,501
99,033
97,865
97,043
96,460
13,888
13,681
13,583
13,720
13,785
13,672
13,469
13,531
754
758
787
753
758
712
703
716
87,132
86,192
85,773
85,028
84,490
83,481
82,871
82,213
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Brazil
Abroad (ex-Latin America)
Latin America

Branches and Client Service Branches



5,338
5,365
5,327
5,298
5,307
5,279
5,215
5,154
23
31
34
56
74
94
108
115
3,913
3,941
3,909
3,868
3,871
3,821
3,755
3,707
860
852
844
834
822
824
813
794
542
541
540
540
540
540
539
538
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Itaú Unibanco Holding S.A.

22

Efficiency Ratio and Risk-Adjusted Efficiency Ratio Efficiency Ratio - Consolidated 63.1 62.7 62.3 62.6 63.4 65.6 67.2 47.3 46.1 45.0 44.5 44.4 44.5 45.3 62.0 63.1 62.1 63.1 65.1 72.2 68.6 46.9 43.7 43.2 44.3 46.3 44.0 46.7 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) Efficiency Ratio - Brazil 1 62.6 61.7 61.3 61.8 62.6 64.5 65.9 46.3 44.8 43.7 43.2 43.0 42.8 43.5 60.8 61.8 61.6 62.9 64.1 69.3 67.5 45.4 42.0 42.1 43.4 44.3 41.5 44.7 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 Quarterly Efficiency Ratio (%) Quarterly Risk-Adjusted Efficiency Ratio (%) Trailing 12-month Efficiency Ratio (%) Trailing 12-month Risk-Adjusted Efficiency Ratio (%) 3 Includes units abroad ex-Latin America Itaú Unibanco Holding S.A. 23

Core Capital Ratio (Common Equity Tier I)

Itaú

Changes in the Core Capital Ratio



14.3%
0.7%
-0.1%
1.7%
-0.7%
0.3%
-1.4%
14.8%
Common Equity Tier I (CET I) Mar-16
2Q16 Net Income
Dividends and other changes in stockholders' equity
Minority Interests
Goodwill and Intangible Assets
Decrease of Tax Credits
RWA and Other
Common Equity Tier I (CET I) Jun-16

Full application of Basel III rules | June 30, 2016



14.8%
-1.3%
13.5%
-0.3%
13.2%
0.9%
14.1%
Common Equity Tier I (CET I) Jun-16
Deductions Schedule Anticipation[1]
CET I with Full Deductions
Risk-weighted Assets Rules Anticipation[2]
CET I with Fully Loaded Basel III Rules
Use of Tax Credits
Simulated CET I with Fully Loaded Basel III Rules[3]

[1] Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. [2] Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be 12.5 in 2019. [3] Does not include any reversal of the complementary allowance for loan losses.

Itaú Unibanco Holding S.A.
24

2016 Forecast

Itaú

Main reasons for the forecast review:

- **Change on Brazilian GDP expectation for 2016, from -2.5% to -3.5%;**
- **Change on Exchange rate (end of period) expectation, from R$4.50 to R$3.25;**
- **Itaú CorpBanca's consolidation.**

	Consolidated		Brazil [1]	
	Previous	Reviewed	Previous	Reviewed
Total Credit Portfolio [2]	From -0.5% to 4.5%	From -10.5% to -5.5%	From -1.0% to 3.0%	From -11.0% to -6.0%
Financial Margin with Clients	From 2.0% to 5.0%	From -2.5% to 0.5%	From 1.0% to 4.0%	From -1.0% to 2.0%
Provision for Loan Losses Net of Recovery of Loans	Between R$22.0 bi and R$25.0 bi	Between R$23.0 bi and R$26.0 bi	Between R$21.0 bi and R$24.0 bi	Between R$21.0 bi and R$24.0 bi
Commissions and Fees and Result from Insurance Operations [3]	From 6.0% to 9.0%	From 4.0% to 7.0%	From 4.5% to 7.5%	From 4.5% to 7.5%
Non-Interest Expenses	From 5.0% to 7.5%	From 2.0% to 5.0%	From 4.0% to 6.5%	From 2.5% to 5.5%

Reviewed forecasts were calculated based on consolidated pro forma financial information, which considers Itaú Corpbanca´s consolidation in prior periods. Previous forecasts were calculated without the effect of Itaú CorpBanca´s consolidation in prior periods.

[1] Includes units abroad ex-Latin America; [2] Includes endorsements, sureties and private securities; [3] Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Itaú Unibanco Holding S.A.

25

Board of Directors proposes bonus in shares of 10% Since 2013, we issue 10% bonus in shares every year. Each shareholder will be granted one new The proposal assumes a cost attributed share for each ten of the same type (ITUB3, to the bonus shares, which can ITUB4 e ITUB) held. generate tax gains for shareholders. Board of Directors Proposal (08/01/2016): • will be submitted to the General Shareholders’ Meeting, to be called in due course; • 10% bonus in shares; • attributed cost of R$20.05 per share; • maintenance of the monthly dividends value in R$0.015, generating a 10% increase in monthly remuneration. Itaú Unibanco Holding S.A. 26

Conference Call Audio – New Technology From this quarter, we have adopted a more modern technology for webcasts. To participate, we recommend the following browsers: Internet Explorer, version 9 or above; Google Chrome; Mozilla Firefox; or mobile browsers (IOS 8, or above, and Android 3.0, or above). ! We have provided a document with procedures for adjusting browser settings, if necessary, on our IR website (in the conference call page). For additional questions, please contact Mrs. Doris Pompeu from GlobalRI on (55 11) 5042-6700 or at doris.pompeu@globalri.com.br. Itaú Unibanco Holding S.A. 27

2nd quarter 2016 – Earnings Review Conference Call Eduardo Mazzilli de Vassimon Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer